November 15, 2019

Kirk Lusk
Chief Financial Officer
Heritage Insurance Holdings, Inc.
2600 McCormick Drive, Suite 300
Clearwater, Florida 33759

       Re: Heritage Insurance Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-36462

Dear Mr. Lusk:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserves for Unpaid Losses and Loss Adjustment Expenses, page 52

1. Please tell us why you removed your disclosure about the range of actuarial estimates related to your latest loss reserve estimate. In this regard, we note you previously provided this disclosure consistent with your April 2, 2014 response to comments 12 and 13 of our
      March 12, 2014 comment letter on your initial public offering draft registration statement.
      In your response, tell us how your current disclosure provides readers with information to assess the variability and sensitivity of your loss reserve estimate at December 31, 2018 to reasonably likely changes in the key underlying reserving assumptions consistent with the guidance in Section V of Release No. 33-8350.
Notes to Consolidated Financial Statements
Note 1: Basis of Presentation, Nature of Business and Significant Accounting Policies and
 Kirk Lusk
Heritage Insurance Holdings, Inc.
November 15, 2019
Page 2
Practices
Policy Acquisition Costs, page 70

2. You disclose that you defer certain expenses related to policy issuance and underwriting that vary with and are directly related to the production of new business. This language appears to be reasonably consistent with the definition of acquisition costs prior to the adoption of ASU 2010-26. Please confirm that your policy defers only those incremental direct costs that are directly related to the successful acquisition of new or renewal insurance contracts consistent with the guidance in ASC 944-30-25-1A. If so, represent to us that you will revise your policy disclosure in future filings to be consistent with the current guidance. If not, tell us the impact of applying the guidance in ASU 2010-26 on your deferred acquisition costs at December 31, 2016, 2017 and 2018 and at
         September 30, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 if you have any questions.



FirstName LastNameKirk Lusk                                  Sincerely,
Comapany NameHeritage Insurance Holdings, Inc.
                                                             Division of
Corporation Finance
November 15, 2019 Page 2                                     Office of Finance
FirstName LastName